Exhibit 99.2

Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

And Report of Independent Registered Public
Accounting Firm thereon

As of December 31, 2020 and December 31, 2019
and for the two years ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Greenbrook TMS Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenbrook TMS Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of net loss and comprehensive loss, statements of changes in equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has experienced losses since inception and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2017.

Vaughan, Canada

March 30, 2021

Greenbrook TMS Inc.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2020	2019
Assets
Current assets:
Cash	$18,806,742	$7,947,607
Accounts receivable, net	10,708,062	10,091,087
Prepaid expenses and other	1,150,675	1,912,744
Total current assets	30,665,479	19,951,438
Property, plant and equipment (note 6)	1,691,336	1,666,331
Intangible assets (note 7)	5,744,399	6,207,731
Goodwill (note 5)	3,707,650	3,707,650
Right-of-use assets (note 8)	26,791,544	25,430,956
Total assets	$68,600,408	$56,964,106
Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$9,523,809	$7,011,849
Current portion of loans payable (note 10(a))	1,106,654	101,107
Current portion of deferred grant income (note 11)	176,746	–
Current portion of lease liabilities (note 8)	5,169,478	4,707,853
Lender warrants (note 10(b))	250,891	–
Non-controlling interest loans (note 10(c))	77,137	69,674
Provisions (note 12)	–	18,792
Deferred and contingent consideration (note 5)	11,369,429	1,274,402
Total current liabilities	27,674,144	13,183,677
Loans payable (note 10(a))	15,098,560	150,392
Deferred grant income (note 11)	200,567	–
Lease liabilities (note 8)	22,743,395	20,683,904
Total liabilities	65,716,666	34,017,973
Shareholders’ equity (deficit):
Common shares (note 13)	60,129,642	50,185,756
Contributed surplus (note 14)	3,348,636	2,757,252
Deficit	(60,201,976)	(30,441,280)
Total shareholder’s equity (deficit) excluding non-controlling interest	3,276,302	22,501,728
Non-controlling interest (note 22)	(392,560)	444,405
Total shareholders’ equity (deficit)	2,883,742	22,946,133
Basis of preparation and going concern (note 2)
Contingencies (note 15)
Subsequent events (note 24)
Total liabilities and shareholders’ equity (deficit)	$68,600,408	$56,964,106

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Colleen Campbell	Director

/s/ Bill Leonard	Director

Greenbrook TMS Inc.

Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2020	2019
Revenue:
Service revenue	$43,129,179	$35,685,531

Expenses:
Direct center and patient care costs	21,743,256	17,368,894
Other regional and center support costs (note 23)	16,245,699	9,828,447
Depreciation (notes 6 and 8)	5,708,210	4,031,375
	43,697,165	31,228,716

Regional operating (loss) income	(567,986)	4,456,815

Center development costs	529,933	1,466,119
Corporate, general and administrative expenses (note 23)	15,145,361	16,371,346
Share-based compensation (note 14)	591,384	690,230
Amortization (note 7)	463,332	122,269
Interest expense	2,806,286	1,822,442
Interest income	(20,990)	(163,302)
Earn-out consideration (note 5)	10,319,429	–

Loss before income taxes	(30,402,721)	(15,852,289)

Income tax expense (note 17)	–	–

Loss for the year and comprehensive loss	$(30,402,721)	$(15,852,289)

(Loss) income for the year attributable to:
Non-controlling interest (note 22)	$(739,181)	$57,590
Common shareholders of Greenbrook TMS	(29,663,540)	(15,909,879)
	$(30,402,721)	$(15,852,289)
Net loss per share (note 21):
Basic	$(2.32)	$(1.48)
Diluted	$(2.32)	$(1.48)

See accompanying notes to consolidated financial statements.

Greenbrook tms Inc.

Consolidated Statements of Changes in Equity (Deficit)

(Expressed in U.S. dollars, unless otherwise stated)

	Common shares		Contributed		Non-controlling	Total equity
Year ended December 31, 2019	Number	Amount	surplus	Deficit	interest	(deficit)
					(note 21)
Balance, December 31, 2018	47,524,375	$26,882,622	$1,745,079	$(14,531,401)	$544,465	$14,640,765
Net comprehensive loss for the year	–	–	–	(15,909,879)	57,590	(15,852,289)
Issuance of common shares – financing (note 13)	9,409,000	20,604,207	355,660	–	–	20,959,867
Issuance of common shares – acquisition (note 5, note 13)	1,431,736	2,611,044	–	–	–	2,611,044
Exercise of stock options (note 13)	53,332	87,883	(33,717)	–	–	54,166
Share-based compensation (note 14)	–	–	690,230	–	–	690,230
Distributions to non-controlling interest	–	–		(562,650)
Non-controlling interest subsidiary investment (note 22)	–	–	–	–	405,000	405,000

Balance, December 31, 2019	58,418,443	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133

	Common shares		Contributed		Non-controlling	Total equity
Year ended December 31, 2020	Number	Amount	surplus	Deficit	interest	(deficit)
					(note 21)
Balance, December 31, 2019	58,418,443	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133
Net comprehensive loss for the year	–	–	–	(29,663,540)	(739,181)	(30,402,721)
Issuance of common shares – financing (note 13)	9,093,940	9,943,886	–	–	–	9,943,886
Share-based compensation (note 14)	–	–	591,384	–	–	591,384
Distributions to non-controlling interest	–	–	–	–	(143,500)	(143,500)
Acquisition of subsidiary non-controlling interest (note 22)	–	–	–	(97,156)	45,716	(51,440)

Balance, December 31, 2020	67,512,383	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742

See accompanying notes to consolidated financial statements.

Greenbrook tms Inc.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2020	2019
Cash provided by (used in)

Operating activities:
Loss for the year	$(30,402,721)	$(15,852,289)
Adjusted for:
Amortization	463,332	122,269
Depreciation	5,708,210	4,031,375
Interest expense	2,806,286	1,822,442
Interest income	(20,990)	(163,302)
Share-based compensation	591,384	690,230
Transaction costs	–	385,674
Non-cash transactions	(51,440)	268,215
Earn-out consideration	10,319,429	–
Change in non-cash operating working capital:
Accounts receivable	(616,975)	(2,959,426)
Prepaid expenses and other	762,069	129,992
Accounts payable and accrued liabilities	2,511,960	2,952,451
Provisions	(18,792)	18,792
	(7,948,248)	(8,553,577)
Financing activities:
Net proceeds on issuance of common shares (note 13)	9,943,886	20,604,207
Net proceeds on issuance of special warrants	–	355,660
Options exercised	–	54,166
Interest paid	(2,750,988)	(1,816,464)
Bank loans advanced (note 10(a))	18,080,760	89,096
Finance costs incurred (note 10(a))	(1,411,364)	–
Bank loans repaid (note 10(a))	(84,634)	(118,727)
Principal portion of lease liabilities repaid	(4,630,828)	(3,503,293)
Net non-controlling interest loans advanced (repaid)	7,463	(11,496)
Distribution to non-controlling interest	(143,500)	(562,650)
	19,010,795	15,090,499
Investing activities:
Acquisitions, net of cash acquired	–	(7,298,086)
Deferred and contingent consideration paid	(224,402)	–
Purchase of property, plant and equipment	–	(836,131)
Interest received	20,990	163,302
	(203,412)	(7,970,915)
Increase (decrease) in cash	10,859,135	(1,433,993)

Cash, beginning of year	7,947,607	9,381,600

Cash, end of year	$18,806,742	$7,947,607

See accompanying notes to consolidated financial statements.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8405 Greensboro Drive, Suite 120, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $7.9 million for the year ended December 31, 2020 ($8.6 million – year ended December 31, 2019). The COVID-19 (coronavirus) pandemic (“COVID-19”), including the related government-imposed social distancing and “shelter-in-place” measures, has had a negative impact on the overall volumes of patient treatments, increasing the impact on our negative cash flow used in operating activities. On December 31, 2020, the Company entered into a credit and security agreement (the “Credit Agreement”) for a $30 million secured credit facility (the “New Credit Facility”) with Oxford Finance LLC (the “Lender”). See (note 10(a)). The New Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. The terms of the Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests. A failure to comply with these covenants, including a failure to meet the financial tests, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate the debt, which could materially and adversely affect our business, results of operations and financial condition.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

2.	Basis of preparation (continued):

Although the Company believes it will become cash flow positive in the future, the timing of this will be negatively impacted until the global impact of the COVID-19 pandemic subsides. The Company has historically been able to obtain financing from supportive shareholders and other sources when required. The Company will require additional financing to fund its operating and investing activities and such additional financing is required in order for the Company to repay its short-term obligations. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all. These conditions indicate the existence of substantial doubt as to the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

The consolidated financial statements have been prepared in accordance IFRS as issued by the IASB. The significant accounting policies described below have been applied consistently to all periods presented.

These consolidated financial statements were approved by the board of directors of the Company (the “Board”) and authorized for issue by the Board on March 30, 2021.

(c)	Basis of measurement:

These consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the consolidated statements of financial position differentiates between current and non-current assets and liabilities. The consolidated statements of net loss and comprehensive loss is presented using the function classification of expense.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

2.	Basis of preparation (continued):

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of the Company’s regional patient acquisition strategy.

(d)	Basis of consolidation:

The consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has all of the following:

(i)	power over the investee;

(ii)	exposure, or rights, to variable returns from its involvement with the investee; and

(iii)	the ability to use its power over the investee to affect the amount of the investor’s returns.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies.

When the Company has control over a subsidiary but does not own 100%, this gives rise to non-controlling interest. Non-controlling interest arises from partnerships with local physicians, behavioural health groups or other strategic investors, which own minority interests in certain center subsidiaries.

Changes in the Company’s interest in a subsidiary that does not result in a loss of control are accounted for as equity transactions.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

2.	Basis of preparation (continued):

(e)	Comparative information

Certain comparative figures have been reclassified to conform with current year presentation.

(f)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

The uncertainties around the outbreak of COVID-19 required the use of judgements and estimates. The future impact of uncertainties surrounding the COVID-19 pandemic could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment and leases.

Significant estimates in connection with these consolidated financial statements include the measurement and determination of the transaction price in the estimation of revenue and accounts receivable, estimated useful life of property, plant and equipment; estimated useful life of intangible assets; amounts recorded as accrued liabilities, deferred income taxes provisions; goodwill; inputs used in the valuation of warrants and stock options granted; and the estimate of lease terms.

Significant judgments in connection with these consolidated financial statements include assessment of control of subsidiaries; assessment of conditions relating to the Company’s ability to continue as a going concern; determination of functional currency; determination of whether a contract is or contains a lease; and determination of the incremental borrowing rate used to measure lease liabilities.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

2.	Basis of preparation (continued):

(g)	Functional and reporting currency:

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the consolidated statement of financial position dates. Non-monetary assets and liabilities are translated at rates prevailing at the dates of acquisition. Expenses are translated at the average rate of exchange in effect during the month the transaction occurred.

3.	Significant accounting policies:

(a)	Cash:

Cash includes cash on hand and cash held with financial institutions.

(b)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized over the estimated useful lives of the assets on a straight-line basis, unless stated otherwise, as follows:

Computer equipment	5 years
Furniture and equipment	5 years
Leasehold improvements	Lesser of 5 years or remaining lease term
TMS devices	10 years

The estimated useful lives of the assets and their terminal values are assessed on an annual basis based on historical experience, industry practice and management’s expectations.

Expenditures for maintenance and repairs are charged to operations as incurred.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

(c)	Impairment of non-financial assets:

The Company assesses, at each reporting date, whether there is an indication that a non-financial asset may be impaired. If any indication exists, the Company estimates the recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s-length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset and related income tax expense.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in the consolidated statements of net loss and comprehensive loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset (except goodwill) is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Goodwill acquired in business combinations is allocated to cash generating units (“CGUs”) (or groups of CGUs) that are expected to benefit from the synergies of the combination. The determination of CGUs and the level at which goodwill is monitored requires judgement by management. Goodwill is tested annually for impairment and as required when impairment indicators exists, by comparing the carrying value of the CGUs against the recoverable amount.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

(d)	Operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee consisting of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Interim Chief Financial Officer, the Chief Marketing Officer and the Chief Medical Officer. As the chief operating decision maker evaluates performance using entity-wide metrics, the Company has one reportable segment, which is outpatient mental health service centers.

(e)	Revenue recognition and accounts receivable:

Service fee revenue is recognized at a point in time upon the performance of services under contracts with customers and represents the consideration to which the Company expects to be entitled. Service fee revenue is determined based on net patient fees, which includes estimates for contractual allowances and discounts. Net patient fees are estimated using an expected value approach where management considers such variables as the average of previous net patient fees received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Variable consideration also exists in the form of settlements with certain insurance companies, including Medicare, as a result of retroactive adjustments due to audits and reviews. The Company applies constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future. If actual amounts of consideration ultimately received differ from the Company’s estimates, the Company adjusts these estimates, which would affect net revenues in the period such variances become known.

A key determinant of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), is estimating the transaction price when variable consideration may arise. IFRS 15 allows for the transaction price with variable consideration to be estimated using either the expected value method or the most-likely value method. The Company’s estimates are calculated using the expected value method when using the sum of probability-weighted amounts in a range of possible consideration amounts.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

(f)	Accounts receivable:

Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Company makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9, Financial Instruments (“IFRS 9”) the Company evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 12-month period.

The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments.

The Company performs an estimation and review process of methodology and inputs periodically to identify instances on a timely basis where such estimation models need to be revised.

(g)	Earnings per share:

Basic earnings per common share (“EPS”) is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the net earnings available to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive instruments.

(h)	Income taxes:

Income tax expense comprises current and deferred tax. Income tax expense (recovery) is recognized in the consolidated statements of net loss and comprehensive loss. Current income tax expense represents the amount of income taxes payable based on tax law that is enacted or substantively enacted at the reporting date and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all years to date.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

The Company uses the deferred tax method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the consolidated financial statements’ carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of net loss and comprehensive loss in the year in which the enactment or substantive enactment occurs. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

In determining the amount of current and deferred taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its tax liabilities for uncertain tax positions are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. The assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(i)	Financial instruments:

The Company initially measures its financial assets and financial liabilities at fair value and classifies them as financial assets or liabilities at fair value through profit or loss. After initial measurement, financial assets (which include cash and accounts receivable) and liabilities (which include accounts payable and accrued liabilities, lease liabilities, loans payable, non-controlling interest loans payable and deferred and contingent consideration) are subsequently measured at amortized cost using the effective interest rate method, with any resulting premium or discount from the face value being amortized to the consolidated statements of net loss and comprehensive loss. Amortization is recorded using the effective interest rate method.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

Financial liabilities that are derivate in nature (which include lender warrants) that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset are subsequently measured at fair value at each reporting date, with any gain or loss being recorded in the consolidated statements of net loss and comprehensive loss.

The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. Loss allowances for accounts receivable are always measured at an amount equal to the expected credit losses for the subsequent 12-month period. A financial asset carried at amortized cost is considered credit-impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Individually significant financial assets are tested for credit-impairment on an individual basis.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

Losses are recognized in the consolidated statements of net loss and comprehensive loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the consolidated statements of net loss and comprehensive loss.

(j)	Leases:

At inception of a contract, the Company assesses whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether (i) the contract involves the use of an identified asset, (ii) the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use, and (iii) the Company has the right to direct the use of the identified asset.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. If the Company expects to obtain ownership of the leased asset at the end of the lease, the Company will depreciate the asset over the underlying asset’s estimated useful life.

The lease liability is initially measured at the present value of the lease payments that are due to be paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental borrowing rate is used. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

Variable lease payments that are not included in the measurement of the lease liability are recognized as an operating expense in the consolidated statements of net loss and comprehensive loss.

The Company has elected not to recognize right-of-use assets and lease liabilities in respect of short-term leases that have a lease term of less than 12 months and leases in respect of low-value assets. The Company recognizes the lease payments associated with these leases as an operating expense in the consolidated statements of net loss and comprehensive loss on a straight-line basis over the lease term.

The Company makes estimates when considering the length of the lease term, including considering facts and circumstances that can create an economic incentive to exercise an extension option. The Company makes certain qualitative and quantitative assumptions when deriving the value of the economic incentive. Periodically, the Company will reassess whether it is reasonably certain to exercise extension options and will account for any changes at the date of reassessment.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

The Company makes judgments in determining whether a contract contains an identified asset and in determining whether or not the Company has the right to control the use of the underlying asset. The Company also makes judgments in determining the incremental borrowing rate used to measure its lease liability in respect of each lease contract. As there are currently no market participants of a similar size and scale as the Company, the incremental borrowing rate is reflective of the interest rate applied historically on loans advanced.

(k)	Defined contribution pension plan:

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity and will have no legal or constructive obligation to pay future amounts. Obligations for contributions to defined contribution pension plans are expensed in the consolidated statements of net loss and comprehensive loss in the periods during which services are rendered by employees.

(l)	Share capital:

Common shares are classified as shareholders’ equity (deficit). Incremental transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from shareholders’ equity (deficit), net any of tax effects.

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from shareholders’ equity (deficit).

Dividends are discretionary and are recognized as distributions within equity upon approval by the Board.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

(m)	Stock-based compensation:

The Company offers a share option plan. The plan is open to employees, directors, officers and consultants of the Company and its affiliates. For employees, the value of equity settled options is measured by reference to the fair value of the equity instrument on the date which they are granted. The fair value is recognized as an expense with a corresponding increase in contributed surplus over the vesting period. The Board has the discretion to establish the vesting period for share options granted.

Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Fair value is calculated using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including the volatility of share prices, forfeiture rate and expected life and changes in subjective input assumptions that can materially affect the fair value estimate. The Company estimates the expected forfeiture rate of equity-settled share-based compensation based on historical experience and management’s expectations.

Consideration received upon the exercise of stock options is credited to share capital, at which time the related contributed surplus is transferred to share capital.

(n)	Business combinations:

The Company accounts for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the date of acquisition is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interest in the acquired company are measured at the non-controlling interests’ proportionate share of the identifiable assets and liabilities of the acquired business.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of net loss and comprehensive loss in the period in which the adjustments were determined.

Any deferred and contingent consideration is measured at fair value at the date of acquisition. During the measurement period, which may be up to one year from the business combination date and on conclusion of the measurement period, if an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and the settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration is recognized as part of the consolidated statements of net loss and comprehensive loss in the period in which the adjustments were determined.

(o)	Intangible assets:

The Company classifies intangible assets, obtained through acquisitions, as definite lived assets. Intangible assets consist of covenants not to compete and a management service agreement with a professional organization. These intangible assets are recorded at cost and are amortized over their estimated useful lives, as follows:

Covenants not to compete	5 years
Management services agreement	15 years

The Company reviews the appropriateness of the amortization period relating to the definite lived intangible assets annually.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

(p)	Provisions:

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to their present value where the effect is material.

(q)	Finance income and finance costs:

Finance income comprises interest income on cash equivalents recognized in the consolidated statements of net loss and comprehensive loss as it accrues, using the effective interest method. Finance costs comprise interest expense on borrowings and lease liabilities that are recognized in the consolidated statements of net loss and comprehensive loss.

(r)	Contingencies:

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the Company’s control, or present obligations that are not recognized because it is not probable that an outflow of economic benefit would be required to settle the obligation or the amount cannot be measured reliably.

Contingent liabilities are not recognized but are disclosed in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

3.	Significant accounting policies (continued):

(s)	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

•	Level 1 – This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2 – This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other standard valuation techniques derived from observable market inputs.

•	Level 3 – This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

(t)	Government grants:

Interest free or less than market interest government loans or government-backed loans are measured at amortized cost using the effective interest rate method. The interest rate used is based on the market rate for a comparable instrument with a similar term. The difference between the fair value at inception and the loan proceeds received is recorded as a government grant. The grant portion is presented separately as deferred grant income on the consolidated statements of financial position. It is amortized over the useful life of the loan and is deducted against the related interest expense on the consolidated statements of net loss and comprehensive loss.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

4.	Recent accounting pronouncements:

There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

5.	Business acquisitions:

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers, Inc., completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively “Achieve TMS”) for a purchase price of $10,596,912 (net of Achieve TMS’ cash), of which $2,611,044 of the purchase price was satisfied through the issuance of an aggregate of 1,431,736 common shares of the Company to the vendors and the remainder was settled in cash (the “Acquisition”), less deferred and contingent consideration of $1,274,402. The common shares issued as partial consideration for the purchase price were valued at C$2.42 per common share, based on a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ending two trading days prior to the closing of the Acquisition.

In addition, the Acquisition is subject to an earn-out based on the earnings before interest, tax, depreciation and amortization (EBITDA) achieved by Achieve TMS during the twelve-month period following the closing of the Acquisition. The value of the purchase price payable subject to the earn-out was estimated by management at the acquisition date using a probability weighted valuation technique. All subsequent changes in the fair value of this liability are recognized in the consolidated statements of net loss and comprehensive loss. As at the acquisition date, the Company estimated the purchase price payable in respect to the earn out to be nil. The earn-out payable has since been finalized at $10,319,429 (see note 24(c)).

Achieve TMS operates TMS centers in California, Oregon and Alaska, with a particular focus on deep TMS therapy. The Acquisition provides the Company with a national footprint of over 100 TMS Centers and a platform for further West Coast expansion through excellent brand recognition, physician reputation and high visibility within the West Coast TMS community.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

5.	Business acquisitions (continued):

The Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Acquisition is final and is comprised as follows:

Purchase consideration

Cash	$6,886,812
Share issuance	2,611,044
Deferred and contingent consideration	1,274,402
10,772,258

Net assets acquired

Cash	175,346
Current assets	886,392
Capital and other assets	6,321,730
Current liabilities	(1,233,400)
Long-term liabilities	(5,415,460)
Covenants not to compete	310,000
Management services agreement	6,020,000
7,064,608

Goodwill	$3,707,650

On September 26, 2019, Achieve TMS entered into a management services agreement (the “MSA”) with a professional corporation owned by two physicians. Pursuant to the MSA, the Company provides the professional corporation with management, administration and support services. This MSA is the key intangible asset identified as part of the Acquisition and drives the value of the business. The MSA is valued using the multi-period excess earnings method.

The Acquisition purchase agreement included a covenant not to compete for the sellers. Pursuant to this covenant, the sellers are not allowed to compete with Achieve TMS for a period of 5 years from the date of the Acquisition. This intangible asset is valued using the with-and-without method.

The purchase price allocation is final. The goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS’ operations with the Company. Goodwill is deductible for tax purposes. As a December 31, 2020, the carrying amount of the goodwill allocated to the Achieve TMS CGU is $3,707,650. There is no carrying amount of goodwill allocated to any other CGU.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

5.	Business acquisitions (continued):

For the year ended December 31, 2020, nil (December 31, 2019, $385,674) acquisition-related costs have been incurred and are included in corporate, general and administrative expenses on the consolidated statements of net loss and comprehensive loss. During the year ended December 31, 2020, the Company paid $224,402 in deferred and contingent consideration (December 31, 2019 – nil). The remaining deferred and contingent consideration payable balance, excluding the earn-out payable, as at December 31, 2020 is $1,050,000 (December 31, 2019 - $1,274,402) and the related cash is held in an escrow account.

6.	Property, plant and equipment:

	Furniture and	Leasehold
	equipment	improvements	TMS devices	Total
Cost

Balance, December 31, 2018	$203,318	$3,704	$1,000,426	$1,207,448
Additions	–	179,399	847,883	1,027,282
Asset disposal	(27,902)	–	(55,325)	(83,227)

Balance, December 31, 2019	175,416	183,103	1,792,984	2,151,503
Additions	–	–	383,200	383,200
Asset disposal	–	–	(50,093)	(50,093)

Balance, December 31, 2020	$175,416	$183,103	$2,126,091	$2,484,610

Accumulated depreciation

Balance, December 31, 2018	$54,685	$604	$240,693	$295,982
Depreciation	28,723	4,687	157,184	190,594
Asset disposal	–	–	(1,404)	(1,404)

Balance, December 31, 2019	83,408	5,291	396,473	485,172
Depreciation	28,768	25,593	258,154	312,515
Asset disposal	–	–	(4,413)	(4,413)

Balance, December 31, 2020	$112,176	$30,884	$650,214	$793,274

Net book value

Balance, December 31, 2019	$92,008	$177,812	$1,396,511	$1,666,331
Balance, December 31, 2020	63,240	152,219	1,475,877	1,691,336

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

7.	Intangible assets:

	Management	Covenant not
	service agreement	to complete	Total
Cost

Balance, December 31, 2018	–	–	–
Additions (note 5)	6,020,000	310,000	6,330,000

Balance, December 31, 2019	6,020,000	310,000	6,330,000
Additions	–	–	–

Balance, December 31, 2020	$6,020,000	$310,000	$6,330,000

Accumulated amortization

Balance, December 31, 2018	–	–	–
Amortization	105,907	16,362	122,269

Balance, December 31, 2019	105,907	16,362	122,269
Amortization	401,333	61,999	463,332

Balance, December 31, 2020	$507,240	$78,361	$585,601

Net book value

Balance, December 31, 2019	$5,914,093	$293,638	$6,207,731
Balance, December 31, 2020	5,512,760	231,639	5,744,399

As a part of the Acquisition, the Company acquired goodwill, the management service agreement and covenant not to compete intangible assets (see note 5).

The Company has determined that there are two CGUs: Achieve TMS and the remaining Company operations (“Greenbrook CGU”). The goodwill is fully allocated to the Achieve TMS CGU. During the year ended December 31, 2020 and December 31, 2019, there were no indicators of impairment for the Greenbrook CGU.

The recoverable amount from the Achieve TMS CGU was estimated based on an assessment of value-in-use. The value-in-use for the Achieve TMS CGU is determined by discounting five-year cash flow projections (cash flows beyond the five-year period are extrapolated using perpetuity growth rates). These projections reflect management’s expectations based on past experience and future estimates of operating performance. The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for the Achieve TMS CGU.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

7.	Intangible assets (continued):

In measuring the recoverable amounts for goodwill as at December 31, 2020, significant estimates include the perpetuity growth rate of 2% and weighted average cost of capital discount rate of 11.5%. The Company’s discount rates are based on market rates of return, debt to equity ratios, and certain risk premiums, among other things. The perpetuity growth rate is based on expected economic conditions and a general outlook for the industry.

An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount. No impairment charges have arisen as a result of the reviews performed as at December 31, 2020 (2019 – nil). Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

8.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and center locations. These lease agreements range from a year to seven years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

	TMS devices	Center locations	Total
Right-of-use assets, January 1, 2019	$5,010,533	$9,467,437	$14,477,970
Additions to right-of-use assets	7,613,914	7,371,002	14,984,916
Exercise of buy-out options into property
plant and equipment	(191,149)	–	(191,149)
Depreciation on right-of-use assets	(1,707,047)	(2,133,734)	(3,840,781)

Right-of-use assets, December 31, 2019	$10,726,251	$14,704,705	$25,430,956

	TMS devices	Center locations	Total
Right-of-use assets, January 1, 2020	$10,726,251	$14,704,705	$25,430,956
Additions to right-of-use assets	3,063,980	4,045,503	7,109,483
Exercise of buy-out options into property
plant and equipment	(353,200)	–	(353,200)
Depreciation on right-of-use assets	(2,505,088)	(2,890,607)	(5,395,695)

Right-of-use assets, December 31, 2020	$10,931,943	$15,859,601	$26,791,544

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

8.	Right-of-use assets and leases liabilities (continued):

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the year ended December 31, 2020 is 10% (2019 – 10%).

Total
Lease liabilities, January 1, 2019	$14,272,222
Additions to lease liability	14,622,828
Interest expense on lease liabilities	1,816,464
Payments of lease liabilities	(5,319,757)

Lease liabilities, December 31, 2019	25,391,757
Less current portion of lease liabilities	4,707,853

Long term portion of lease liabilities	$20,683,904

Total
Lease liabilities, December 31, 2019	$25,391,757
Additions to lease liability	7,151,944
Interest expense on lease liabilities	2,746,717
Payments of lease liabilities	(7,377,545)

Lease liabilities, December 31, 2020	27,912,873
Less current portion of lease liabilities	5,169,478

Long term portion of lease liabilities	$22,743,395

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

8.	Right-of-use assets and leases liabilities (continued):

Undiscounted cash flows for lease liabilities as at December 31, 2020 are as follows:

Total
2021	$7,332,523
2022	6,118,980
2023	4,993,889
2024	4,612,166
2025	4,158,276
Thereafter	11,427,261

Total minimum lease payments	38,643,095
Less discounted cash flows	10,730,222

Present value of minimum lease payments	$27,912,873

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	December 31, 2020	December 31, 2019
Accounts payable	$6,871,970	$4,639,924
Accrued liabilities	2,651,839	2,371,925

Total	$9,523,809	$7,011,849

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

10.	Loans payable:

(a)	Bank loans:

		Paycheck	New
	Device	Protection	Credit
	Loans (i), (ii)	Program (iii)	Facility (iv)	Total
Total, December 31, 2019	$251,499	$–	$–	$251,499

Short Term	101,107	–	–	101,107
Long Term	$150,392	$–	$–	$150,392

Total, December 31, 2020	$116,185	$2,751,284	$13,337,745	$16,205,214

Short Term	61,778	620,883	423,993	1,106,654
Long Term	$54,407	$2,130,401	$12,913,752	$15,098,560

Undiscounted cash flows for bank loans as at December 31, 2020 are as follows:

		Paycheck	New
	Device	Protection	Credit
	Loans (i), (ii)	Program (iii)	Facility (iv)	Total
2021	$61,778	$860,727	$1,309,410	$2,231,915
2022	54,376	2,065,744	1,445,536	3,565,656
2023	–	218,162	1,432,411	1,650,573
2024	–	–	1,422,774	1,422,774
2025	–	–	13,249,978	13,249,978
Thereafter	–	–	2,266,721	2,266,721
Total Cash Payments	$116,154	$3,144,633	$21,126,830	$24,387,617

(i)	During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioural health groups or other strategic investors, which own minority interests in certain TMS center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

10.	Loans payable (continued):

(ii)	During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ended December 31, 2021.

During the year ended December 31, 2020, the Company was released from its obligations pertaining to one of the TMS device loans assumed during the year ended December 31, 2019 in the amount of $45,680 as a result of the disposal of the related TMS device. During the year ended December 31, 2020, the Company repaid TMS device loans totalling $84,634 (December 31, 2019 – $118,727).

(iii)	During the year ended December 31, 2020, the Company entered into a promissory note with U.S. Bank National Association, evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the United States Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the recently-enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Loan bears interest at a fixed rate of 1.0% per annum with average monthly blended interest and capital payments of $172,145 and matures on January 23, 2023. Payments are deferred for the first 16 months under the Loan with the first payments due August 23, 2021.

The effective interest rate used to measure the fair value of the loan is 10% and the benefit of the interest rate concession is a grant which gives the Company economic benefits over the term of the Loan and is recorded as deferred grant income (see note 11). The undiscounted face value of the Loan as at December 31, 2020 is $3,080,760 (December 31, 2019 – nil). As at the inception date, the carrying value of the debt was $2,587,871. During the year, $163,413 of accretion expense was recorded (December 31, 2019 – nil) and as at December 31, 2020 the carrying amount is $2,751,284 (December 31, 2019 - nil).

As federal authorities continue to update relevant policies and guidelines regarding the PPP, including some that may have retroactive effect, the Company is monitoring these developments and assessing any changes in the Company’s eligibility for the PPP or any other subsidies or support mechanisms under the CARES Act.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

10.	Loans payable (continued):

(iv)	On December 31, 2020, the Company entered into the Credit Agreement for the New Credit Facility with the Lender. The New Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. All amounts borrowed under the New Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The New Credit Facility has a five-year term and amortizes over the life of the New Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The undiscounted face value of the New Credit Facility as at December 31, 2020 is $15,000,000 (December 31, 2019 - nil) and the carrying amount is $13,337,745 (December 31, 2019 - nil). Transaction costs of $1,662,255 was incurred and are deferred over the term of the New Credit Facility.

The New Credit Facility contains financial covenants including consolidated minimum revenue and minimum qualified cash that become effective March 31, 2021 as well as a number of negative covenants that came effective December 31, 2020. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the New Credit Facility.

The Company is in compliance with the financial covenants and there have been no events of default as at December 31, 2020.

(b)	Lender warrants

	December 31, 2020	December 31, 2019
Lender warrants	$250,891	$–
Less: current portion of lender warrants	250,891	–
Long-term portion of lender warrants	–	$–

As consideration for providing the New Credit Facility, the Company issued 256,535 common share purchase warrants to the Lender, each exercisable for one common share of the Company at an exercise price of C$2.24 per common share, expiring on December 31, 2025. As at December 31, 2020, the value of the lender warrants are $250,891 (December 31, 2019 – nil).

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

10.	Loans payable (continued):

As the exercise price is denoted in a different currency than the Company’s functional currency, the lender warrants are recorded as a financial liability on the consolidated statements of financial position.

The fair value of the lender warrants granted on December 31, 2020 was estimated to be $0.98 per lender warrant using the Black-Scholes option pricing model based on the following assumptions: volatility of 51.61% calculated based on a comparable company; remaining life of five years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 0.39%.

To the extent that the Company draws down additional financing under the New Credit Facility, the Company will be required to issue additional lender warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price for the common shares on the day prior to the issuance of such lender warrants and (ii) the average closing price of the common shares on the Toronto Stock Exchange for the 10 days prior to the issuance of such additional lender warrants, in either case subject to approval by the Toronto Stock Exchange.

(c)	Non-controlling interest loans:

	December 31, 2020	December 31 2019
Non-controlling interest loans	$77,137	$69,674

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

11.	Deferred grant income:

	December 31, 2020	December 31, 2019
Deferred grant income	$377,313	$–
Less: current portion of deferred grant income	176,746	–

Long-term portion of deferred grant income	$200,567	$–

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

11.	Deferred grant income (continued):

The deferred grant income is due to the benefit of the interest rate concession as part of the PPP Loan (see note 10(a)). During the year ended December 31, 2020, $115,579 (December 31, 2019 - nil) of deferred grant income was recorded as a reduction of interest expense.

12.	Provisions:

During the year ended December 31, 2019, the Company provided for $18,792 relating to the planned restructuring of its billing department. The restructuring was a direct result of ongoing efforts to optimize the Company’s billing and reimbursement process subsequent to system conversions. This amount was paid in full during the year ended December 31, 2020.

13.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2020 and 2019, there were nil preferred shares issued and outstanding.

	Number	Total amount
December 31, 2018	47,524,375	$26,882,622
Common shares issuances:
Public offering	4,025,000	8,720,540
Private placement	5,384,000	11,883,667
Acquisition purchase price consideration	1,431,736	2,611,044
Option exercise	53,332	87,883

December 31, 2019	58,418,443	50,185,756
Common shares issuances:
Public offering	9,093,940	9,943,886

December 31, 2020	67,512,383	$60,129,642

On May 21, 2020, the Company issued a total of 9,093,940 common shares at an offering price of C$1.65 per common share in connection with a public offering of common shares for aggregate gross proceeds of $10,767,589 (C$15,005,001) and incurred transaction costs of $823,703.

On May 17, 2019, the Company issued a total of 4,025,000 common shares at an offering price of C$3.25 per common share on a “bought deal” public offering basis for aggregate gross proceeds of $9,735,246 (C$13,081,250) (the “2019 Public Offering”) and incurred transaction costs of $1,014,706, of which $152,145 related to the issuance of broker warrants (see note 14(b)).

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

13.	Common Shares (continued):

Concurrent with the 2019 Public Offering, the Company issued a total of 5,384,000 common shares at an offering price of C$3.25 per common share on a “bought deal” private placement basis for aggregate gross proceeds of $13,022,252 (C$17,498,000) (the “2019 Private Placement”) and incurred transaction costs of $1,138,585, of which $203,515 related to the issuance of broker warrants (see note 14(b)).

On September 26, 2019, the Company completed the Acquisition (see note 5). As part of the purchase consideration, $2,611,044 was satisfied by the issuance of 1,431,736 common shares of the Company at a value of C$2.42 per common share.

During the year ended December 31, 2019, the Company issued a total of 53,332 common shares upon the exercise of vested stock options (see note 14(a)).

14.	Contributed surplus:

Contributed surplus is comprised of share-based compensation and broker warrants.

(a)	Share-based compensation - options:

The Company operates an equity-settled, stock options-based payment compensation plan, under which the Company pays equity instruments of the Company as consideration in exchange for employee and similar services. The plan is open to employees, directors, officers and consultants of the Company and its affiliates.

The fair value of the grant of the options is recognized in the consolidated statements of net loss and comprehensive loss as an expense. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years. The maximum number of common shares reserved for issuance, in the aggregate, under the Company’s option plan (and under any other share compensation arrangements of the Company) is 10% of the aggregate number of common shares outstanding. As at December 31, 2020, this represented 6,751,238 common shares.

The options have an expiry date of ten years from the date of issue.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

14.	Contributed surplus (continued):

	December 31, 2020		December 31, 2019
		Weighted		Weighted
	Number	average	Number	average
	of stock	exercise	of stock	exercise
	options	price	options	price
Outstanding, beginning of year	2,998,168	$1.36	2,670,000	$1.17
Granted	797,500	1.89	385,000	2.63
Exercised	–	–	(53,332)	1.02
Cancelled	(113,168)	1.50	(3,500)	1.00

Outstanding, end of year	3,682,500	$1.47	2,998,168	$1.36

The weighted average contractual life of the outstanding options as at December 31, 2020 was 6.4 years (December 31, 2019 – 6.8 years).

The total number of stock options exercisable as at December 31, 2020 was 2,731,833 (December 31, 2019 – 2,059,001).

During the year ended December 31, 2020, the Company recorded a total share-based options compensation expense of $ 591,384 (December 31, 2019 – $690,230).

The following stock options were granted during the year ended December 31, 2020:

(i)	The fair value of the stock options granted on February 3, 2020 was estimated to be $1.10 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.12% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.02%.

The following stock options were granted during the year ended December 31, 2019:

(i)	The fair value of the stock options granted on June 28, 2019 was estimated to be $1.13 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.74% calculated based on a comparable company; remaining life of 4.5 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.46%.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

14.	Contributed surplus (continued):

(ii)	The fair value of the stock options granted on May 9, 2019 was estimated to be $1.46 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.48% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.68%.

(iii)	The fair value of the stock options granted on March 27, 2019 was estimated to be $1.44 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 47.88% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.62%.

As at December 31, 2020, the total compensation cost not yet recognized related to options granted is approximately $530,357 (December 31, 2019 – $292,877) and will be recognized over the remaining average vesting period of 0.56 years (December 31, 2019 – 0.44 years).

(b)	Broker warrants:

	December 31, 2020		December 31, 2019
		Weighted		Weighted
	Number	average	Number	average
	of broker	exercise	of broker	exercise
	warrants	price	warrants	price
Outstanding, beginning of year	1,068,186	$2.22	503,646	$2.00
Granted	–	–	564,540	2.41
Expired	(503,646)	2.00	–	–

Outstanding, end of year	564,540	$2.41	1,068,186	$2.22

The were no broker warrants issued during the year ended December 31, 2020.

The following broker warrants were issued during the year ended December 31, 2019:

(i)	On May 17, 2019, in connection with the 2019 Public Offering and 2019 Private Placement, the Company issued 241,500 and 323,040 broker warrants, respectively, to the agents of such transactions. Each broker warrant vested upon issuance thereof and entitles the holder to acquire one common share of the Company at an exercise price of C$3.25 and expires two years from the date of issue.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

14.	Contributed surplus (continued):

(ii)	The fair value of the broker warrants granted on May 17, 2019 was estimated to be $0.63 per broker warrant using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.83% calculated based on a comparable company; remaining life of 2.0 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.69%.

The aggregate fair value of the issued broker warrants granted for the year ended December 31, 2019 of $355,660 is recognized as part of the transaction costs in respect of the 2019 Public Offering and the 2019 Private Placement which is reflected in the common shares equity reserve. Each broker warrant vests immediately upon the issuance thereof and has a term to expiry of two years from the date of issue.

The weighted average contractual life of the outstanding broker warrants as at December 31, 2020 was 0.4 years (December 31, 2019 – 0.8 years).

The total number of broker warrants exercisable as at December 31, 2020 was 564,540 (December 31, 2019 – 1,068,186).

The aggregate fair value of the broker warrants outstanding as at December 31, 2020 was $355,660 (December 31, 2019 – $656,884).

15.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the year ended December 31, 2020, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $402,685 (December 31, 2019 – $218,207).

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

17.	Income taxes:

(a)	Numerical reconciliation of income tax expense:

At December 31, 2020, the Company has approximately $37,800,000 of U.S. non-capital loss carry-forward available to reduce future years’ taxable income of which $6,030,000 will expire between 2033 and 2040. The remainder will be carried forward indefinitely.

The Company’s provision for income taxes is reconciled as follows:

	December 31,	December 31,
	2020	2019
Accounting Net Loss before income tax – Greenbrook TMS	$(29,663,540)	$(15,909,879)
Accounting Net Loss before income tax - non-controlling interest	$(739,181)	$57,590

Accounting Net Loss before income tax	$(30,402,721)	$(15,852,289)

Income tax provision at statutory rate – 25.75% (December 31, 2019 – 25.95%)	$(7,828,701)	$(4,113,669)
Non-controlling interest	190,339	(14,945)
Non-deductible expenses and other permanent differences	(4,202)	119,258
Future rate differential	(20,880)	(81,857)
Change in unrecognized deferred tax assets	7,663,444	4,091,213

Income tax expense at effective rate	$–	$–

(b)	Deferred tax asset/liability:

Deferred tax assets and liabilities recognized in the consolidated statements of financial position relate to the following:

	December 31,	December 31,
	2020	2019
Book value in excess of tax costs	$(262,207)	$(220,302)
Property, plant and equipment	262,207	220,302

Net deferred tax assets/(liabilities)	$–	$–

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

17.	Income taxes (continued):

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	December 31,	December 31,
	2020	2019
Property, plant and equipment	$–	$–
Non-capital loss carry-forward	37,798,280	23,511,648
Other, including stock-based compensation	6,941,969	1,993,179
Intangible assets	10,356,383	263,732
Unrecognized total deferred tax assets	$55,096,632	$25,768,559

18.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The company has Level 1 financial instruments which consists of cash, accounts receivable and accounts payable and accrued liabilities which approximates their fair value given their short-term nature. The Company also has lender warrants that are considered a Level 2 financial instrument (see note 10(b)). The Company does not have any Level 3 financial instruments.

The carrying value of the non-current portion of loans payable, finance lease obligations and deferred and contingent consideration approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

18.	Risk management arising from financial instruments (continued):

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans. The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost when necessary. Loss allowances for accounts receivable are always measured at an amount equal to the expected credit losses for the subsequent 24-month period.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. The New Credit Facility (see note 10(a)) bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. A 1% increase in interest rates would result in a $700,209 increase to interest expense on the consolidated statements of net loss and comprehensive loss over the term of the New Credit Facility.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

19.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity (deficit), including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

20.	Related party transactions:

(a)	Compensation of key management personnel:

The Company transacts with key individuals from management who have authority and responsibility to plan, direct, and control the activities of the Company. Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer, the Chief Financial Officer, the Interim Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer and the Chief Medical Officer.

	December 31,	December 31,
	2020	2019
Salaries and bonuses	$1,973,250	$1,619,150
Stock-based compensation	192,160	105,896

Total	$2,165,410	$1,725,046

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

20.	Related party transactions (continued):

(b)	Transactions with significant shareholder – Greybrook Health Inc.:

As at December 31, 2020, $71,286 is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business (December 31, 2019 – $58,954). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

During the year ended December 31, 2020, the Company recognized $389,243 in corporate, general and administrative expenses (December 31, 2019 – $1,357,923) related to transactions with Greybrook Health Inc..

21.	Basic and diluted loss per share:

Basic and diluted earnings per share for the current and comparative period have been adjusted to reflect the share consolidation that occurred subsequent to year-end (note 24(a)).

	December 31,	December 31,
	2020	2019
Net loss attributable to the shareholders of: Greenbrook TMS	$(29,663,540)	$(15,909,879)
Weighted average common shares outstanding(note 24(a)): Basic and diluted	12,799,876	10,765,719
Loss per share: Basic and diluted	$(2.32)	$(1.48)

For the year ended December 31, 2020, the effect of 3,682,500 (December 31, 2019 – 2,988,168) options, 256,535 lender warrants (December 31, 2019 – nil) and 564,540 broker warrants (December 31, 2019 – 1,068,186) have been excluded from the diluted calculation because this effect would be anti-dilutive. On a post share consolidation basis, the effect of 736,500 options (December 31, 2019 – 597,634), 51,307 lender warrants (December 31, 2019 – nil) and 112,909 broker warrants (December 31, 2019 – 213,638) have been excluded from the diluted calculation because this effect would be anti-dilutive.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

22.	Non-controlling interest:

As a result of operating agreements with each of the following non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

The following table summarizes the Company’s non-wholly owned entities incorporated during the reporting or comparative period:

	Year	Ownership
Name	incorporated	interest
Greenbrook TMS Central Florida LLC	2019	90%
Greenbrook TMS North Detroit LLC	2019	90%
Greenbrook TMS St. Petersburg LLC	2019	90%
Greenbrook TMS South Carolina LLC	2019	90%
Greenbrook TMS Tampa LLC	2020	80%

On December 23, 2020, the Company acquired a portion of the non-controlling ownership interest in Greenbrook TMS Cleveland LLC for $51,440 for the forgiveness of certain debts owed to the Company and the termination of the transition service agreement signed with the former minority partner. As at December 31, 2020, the Company has an ownership interest of 88.24% of Class A units and 85.73% of Class B units of Greenbrook TMS Cleveland LLC.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

22.	Non-controlling interest (continued):

The following table summarizes the aggregate financial information for non-wholly owned entities, as at December 31, 2020 and December 31, 2019:

	December 31,	December 31,
	2020	2019
Cash	$2,258,199	$1,033,584
Accounts receivable, net	6,326,473	6,389,384
Prepaid expenses and other	273,295	448,550
Property, plant and equipment	926,243	889,798
Right-of-use assets	9,445,773	10,348,295
Account payable and accrued liabilities	1,184,246	1,237,548
Lease liabilities	9,822,224	10,167,498
Loans payable	9,998,536	5,280,287
(Deficit) Profit attributable to the shareholders of Greenbrook TMS	(1,382,465)	1,979,874
(Deficit) Profit attributable to non-controlling interest	(433,937)	305,244
Distributions paid to non-controlling interest	(1,010,130)	(866,630)
Subsidiary investment by non-controlling interest	45,716	405,000
Historical subsidiary investment by non-controlling interest	1,005,791	600,791

The following table summarizes the aggregate financial information for the above-noted entities, for the years ended December 31, 2020 and December 31, 2019:

	December 31,	December 31,
	2020	2019
Revenue	$20,119,714	$22,450,327
Net (loss) income attributable to the shareholders of Greenbrook TMS	(3,128,682)	732,500
Net (loss) income attributable to non-controlling interest	(739,181)	57,590

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

23.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	December 31,	December 31,
	2020	2019
Salaries and bonuses	$9,798,901	$7,122,556
Marketing expenses	6,446,798	2,705,891
Total	$16,245,699	$9,828,447

The components of the Company’s corporate, general and administrative expenses include the following:

	December 31,	December 31,
	2020	2019
Salaries and bonuses	$10,195,949	$7,063,682
Bad debt expense	–	2,894,989
Marketing expenses	1,030,196	1,934,227
Professional and legal fees	2,603,597	2,336,835
Computer supplies and software	859,100	629,176
Transaction costs	–	385,674
Travel, meals and entertainment	165,217	404,893
Other	291,302	721,870
Total	$15,145,361	$16,371,346

Bad debt expense relates to the write off of accounts receivable that were identified during the migration to a scalable billing and reimbursement platform completed during the year ended December 31, 2019.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

24.	Subsequent events:

(a)	Share consolidation:

On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the common shares on the basis of a ratio that would permit the Company to qualify for a secondary listing on the NASDAQ Stock Market LLC (“Nasdaq”). On January 12, 2021, following the shareholder approval of the Share Consolidation, the Board authorized the implementation of the Share Consolidation on the basis of one (1) post-consolidation common shares for every five (5) pre-consolidation common shares. The Share Consolidation was completed on February 1, 2021 and resulted in in the number of issued and outstanding common shares being reduced from approximately 67.5 million to approximately 13.5 million, on a non-diluted basis and no fractional common shares were issued as a result of the Share Consolidation. Any fractional interest in common shares that would otherwise result from the Share Consolidation will be rounded up to the next whole common share, if the fractional interest is equal to or greater than one-half of a common share, and rounded down to the next whole common share if the fractional interest is less than one-half of a common share. Effective on the date of the Share Consolidation, the exercise price and number of common shares issuable upon the exercise of outstanding stock options, warrants and other outstanding convertible securities were proportionately adjusted to reflect the Share Consolidation in accordance with the terms of such securities for the holders of such instruments.

The Company has retrospectively presented the per share calculations reflecting the number of common shares on a post-Share Consolidation basis (see note 21).

(b)	Nasdaq trading

On March 15, 2021, the common shares of the Company were approved for listing and trading in U.S. dollars on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). Trading on the Nasdaq commenced at the start of trading on March 16, 2021 under the symbol “GBNH”. Greenbrook’s common shares will continue trading on the Toronto Stock Exchange in Canadian dollar currency under the symbol “GTMS”.

(c)	Achieve TMS Earn-out and escrow finalization:

The earn-out in relation to the Achieve TMS Acquisition was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of earn-out payable, $2,780,590 was paid in cash on March 26, 2021.

Greenbrook TMS Inc.

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2020 and December 31, 2019

24.	Subsequent events (continued):

Certain vendors have agreed to defer $4,443,040 of the cash earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000 which will be made concurrently with the deferred cash payment.

In addition, the remaining $1,050,000 of deferred consideration held in an escrow account has also been finalized as all escrow conditions have been satisfied. On March 26, 2021, the amount held in escrow as part of the Achieve TMS Acquisition was released in accordance with the membership interest purchase agreement.